SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 25, 2025

Commission File Number 0-28800
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DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park 1709

(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Exhibit
99.1    Release dated June 25, 2025 “CHANGES TO THE BOARD OF DIRECTORS – APPOINTMENT OF CHIEF FINANCIAL OFFICER DESIGNATE”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED
Date: June 25, 2025    By: /s/ Adriaan Davel
        Name: Adriaan Davel
        Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1895/000926/06)
ISIN: ZAE000058723
JSE & A2X share code: DRD
NYSE trading symbol: DRD
(“DRDGOLD”, the “Company” or the “Group”)

CHANGES TO THE BOARD OF DIRECTORS – APPOINTMENT OF CHIEF FINANCIAL OFFICER DESIGNATE

In compliance with paragraph 3.59 of the JSE Limited Listings Requirements, DRDGOLD is pleased to announce the appointment of Ms Henriette Hooijer as Chief Financial Officer (“CFO”) Designate and as an executive director of the Company with effect from Tuesday, 1 July 2025, as successor to Mr Riaan Davel, who has signalled his intention to step down from his executive role after the completion of the FY2025 financial reporting season.

Mr Davel joined DRDGOLD as CFO on 1 January 2015, after 17 years in the professional services industry. DRDGOLD is pleased to have secured Mr Davel’s services as an independent consultant to the office of the CFO for a period of one year until 31 January 2027, in order to support the new CFO and provide professional assistance and guidance in the execution of Vision 2028.

Ms Hooijer, a qualified Chartered Accountant (SA), joined Mr Davel’s team at DRDGOLD on 1 May 2016 as Group Financial SOX and Compliance Manager, after 11 years at KPMG. On 1 July 2018, she was promoted to Financial Director of Far West Gold Recoveries Proprietary Limited and played an important part in the construction and commissioning of this project. On 1 March 2024, she was promoted to General Manager: Group Finance, forming part of the team responsible for the implementation of Vision 2028, in addition to her senior executive role in the financial and operational management of the Group.

It is anticipated that Ms Hooijer will assume the office of CFO from 1 February 2026.

The board of directors of the Company welcomes Ms Hooijer to her new role and would like to thank Mr Davel for his exemplary contribution to the Company thus far, and looks forward to his continued contribution in supporting the office of the CFO.

Johannesburg
25 June 2025

Sponsor
One Capital